May 24, 2016

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-05-16

Quaterra Releases Results of Fifth Drill Hole at Bear Copper Deposit, Yerington, Nevada

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) and its subsidiary Singatse Peak Services LLC (“SPS”) today announced results from Hole B-052, the fifth core hole of a drill program to explore and further define the Bear deposit, a large porphyry copper system on the Company’s 52-square mile property in the historic Yerington Copper District of Nevada. The drill program is being funded with option payments to SPS by Freeport-McMoRan Nevada LLC (“Freeport Nevada”).

Highlights

Hole B-052, drilled vertically to a depth of 3,468 feet, intercepted two zones of 0.4% copper, the first of 43 feet (13.1 meters) with 201 ppm molybdenum starting at 2,508 feet and another of 29 feet (8.8 meters) starting at 2,667 feet. Overall, the hole intercepted 666.2 feet (203.1 meters) of 0.14% copper mineralization beginning at a depth of 2,081.3 feet.

Table 1. Significant intercepts from Bear core hole B-052*

HOLE B- 052	From	To	Interval	Interval	%	ppm	ppm	ppm
	feet	feet	feet	meters	Cu	Mo	Au	Ag
includes includes includes	2081.3 2508.0 2628.5 2667.0 2399.5	2747.5 2551.0 2747.5 2696.0 2982.5	666.2 43.0 119.0 29.0 583.0	203.1 13.1 36.3 8.8 177.7	0.14 0.40 0.23 0.40 0.11	89 201 83 68 160	0.006 0.009 0.007 0.011 <0.005	<0.5 <0.5 <0.5 <0.5 <0.5

*Drill intercepts are based on actual core lengths and may not reflect the true width of mineralization.
Note: 1 ppm = 1 gram per tonne

Discussion

Hole B-052, collared 700 feet north-northeast of hole B-051, was sited to determine if the favorable alteration and mineralization intersected in hole B-051 extended and strengthened to the north. Although the alteration and style of mineralization encountered in hole B-052 is similar to B-051, the narrower and lower grade mineralization shows that this is most likely not the case. Molybdenite is more common than in previous SPS holes, occurring in narrow quartz veins that cut and often offset chalcopyrite-pyrite veins and veinlets and continuing over a longer vertical range (709.5 feet) than the copper mineralization. The lower copper and gold grades, combined with a higher pyrite/chalcopyrite ratio, indicate that hole B-052 was drilled in a more distal part of the system. Additional drilling will be necessary to test this concept as Bear mineralization remains open in three directions.

Hole GHH-001, the sixth and final drill-hole of the current program located in Ground Hog Hills about 6,000 feet south of previous SPS holes, has been drilled to a depth of 2,017.5 feet and cased for possible future deepening. It was drilled to test an area of favorable geology and mineralization coincident with an historic IP anomaly. Assays for this drill hole are pending. Hole locations are shown on a map available on Quaterra’s website at http://quaterra.com/projects/quaterras-yerington-copper-projects/bear-deposit/. A video of the current drill-program at the Bear deposit is available for viewing on the Company website at http://quaterra.com/quaterra-video-2015-bear-drilling/.

For background on the Bear deposit, Quaterra’s Yerington project and the option agreement with Freeport Nevada please see the news release dated November 17, 2015, or visit the Company website at www.quaterra.com.

Quality assurance and control

Core samples were either sawed or split by SPS personnel in Yerington, Nevada, and shipped to Bureau Veritas Minerals NA – Inspectorate America Corporation, an ISO certified assaying/geochemistry facility, in Reno, Nevada, for sample preparation. Gold analyses are assayed in Bureau Veritas’ lab in Reno using their “FA430” procedure (fire assay with atomic absorption finish) with a 5 ppb Au detection limit. Prepared pulps are shipped to Bureau Veritas’ lab in Vancouver, B.C., Canada, for analysis using their “MA 300” procedure for 35 element ICP-ES analysis. Commercially prepared standards and blanks are inserted by SPS at 50-foot intervals to insure precision of results as a quality control measure. SPS has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping, and storage.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the CEO of the Company, and a Qualified Person as defined in NI 43-101.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQX: QTRRF) is a copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.
604-641-2758

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, "expects", and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include or assume that the Company will receive all option payments over the next six months, that exploration results on the Bear deposit will define further mineralization, that historic exploration results will be confirmed by new exploration, that further drilling will extend the boundaries of the known high-grade mineralized area, and that drill results from the current drill program point to a large copper system. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.